Exhibit 4.3

Summary of Agreements dated June 22, 2008

Between Tikcro Technologies Ltd. and BioCancell Therapeutics Inc.

On June 22, 2008, we entered in to a series of agreements with BioCancell Therapeutics Inc. (“BioCancell”). Based on information provided to us by BioCancell, it simultaneously entered into agreements on similar terms with other investors, for an aggregate total (including our investment) of (i) an investment of $730,000 in consideration of ordinary shares of BioCancell, (ii) loans in the amount of $2,920,000 in consideration for convertible debentures, and (iii) warrants for the purchase of a minimum of 5,300,993 and a maximum of 6,280,783 ordinary shares of BioCancell.

Under the agreements we were offered the following securities of BioCancell in a private placement:

—	837,521 ordinary shares of BioCancell, at a price of $0.60 per ordinary share, for a total consideration of $500,000.

—	A debenture, not listed for trade, convertible into a minimum of 2,793,296 and a maximum of 3,464,385 ordinary shares of BioCancell, at a conversion price of $0.72 per ordinary share during the four years following closing, in consideration for a loan in the amount of $2,000,000. The loan bears dollar interest at a rate of 10% per annum, compounded annually, accruing from the date of closing and payable in quarterly installments as of the first quarter following the second anniversary of the closing. The interest accrued until the second anniversary of the closing will be deemed part of the principal amount. After four years, the outstanding principal and interest accrued thereon will be due and payable. Upon the occurrence of certain merger or acquisition transactions, the outstanding principal and interest will, at our option, become payable or convertible into the securities offered in such transaction. The loan will be immediately payable upon the occurrence of certain events of default. Certain restrictions apply to BioCancell’s operations until the loan is fully paid or converted into shares.

—	A warrant, not listed for trade, for the purchase of a minimum of 3,630,817 and a maximum of 4,301,906 ordinary shares of BioCancell, at a price of $0.72 per ordinary share. The warrant is for a term of five years.

We may assign the ordinary shares or rights thereto granted to us pursuant to the agreements, subject to certain restrictions on resale of the ordinary shares pursuant to Israeli securities laws and regulations and to Rule 144 of the Securities Act of 1933.

BioCancell will pay us a consulting fee for consulting services in raising capital in the United States provided by a representative appointed by us, as long as we have a representative on the board of directors of BioCancell. Such consulting fee will consist of an annual payment of $30,000 and an annual issuance of 63,939 ordinary shares to us.

Until BioCancell completes a capital fund raising of $15,000,000: (i) we will have “full ratchet” protection against dilution of our ordinary shares, debentures and warrant holdings in BioCancell; (ii) we will have “most favored nation” rights with respect to future issuance of shares with preferred rights which will apply to the ordinary shares, debentures and warrants; (iii) if BioCancell issues convertible debentures that are publicly tradable, we will be entitled to exchange the debenture issued to us for such tradable debentures in an amount equal to the then outstanding principal of the loan provided by us.

BioCancell undertook to use its best efforts to file a registration statement with the SEC within nine months from the date of closing and to maintain such registration statement effective for at least four years. BioCancell undertook to cause its shares to be traded on NASDAQ or the OTC promptly after such registration statement is declared effective. We were also given certain registration rights for our shares.

We are entitled to receive information on BioCancell which we may require for our financial reports.

BioCancell undertook to pay our legal fees in connection with the agreements, up to an amount of $30,000 plus VAT.

The closing was conditioned on BioCancell establishing an executive committee composed of four directors, including the director appointed by us, the approval of which shall be required for the consummation of any material transaction, adoption of annual budget, decisions relating to investment policy and business plan.

The closing was also conditioned on execution of a shareholders agreement between us, Professor Abraham Hochberg and Clal Biotechnology Industries Ltd., providing that each party will vote in favor of the candidates of the other parties for the board of directors of BioCancell and will not vote for the removal of any such persons from the board of directors without the consent of the party that initially proposed such director’s candidacy to the board; provided that such voting agreement will be terminated with respect to a party that holds less than 7% of the share capital of BioCancell (on a fully diluted basis taking only convertible loans into account).